Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

GS Finance Corp. $1,951,000 Autocallable Underlier-Linked Notes due 2031 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the underlier with the lowest underlier return. You could lose your entire investment in the notes.

Automatic Call: The notes will be automatically called on a quarterly call payment date if the closing level of each underlier is greater than or equal to its initial underlier level on the related call observation date.

Interest: The notes do not bear interest.

The return on your notes is linked, in part, to the performance of the State Street® Utilities Select Sector SPDR® ETF, and not to that of the underlying index on which the State Street® Utilities Select Sector SPDR® ETF is based.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-7.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$1,951,000
Automatic call feature:

The notes will be automatically called if the closing level of each underlier is greater than or equal to its initial underlier level on any call observation date. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to $1,000 + ($1,000 × the applicable call premium amount).

Cash settlement amount:	subject to the automatic call feature, on the stated maturity date, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier level of each underlier is greater than or equal to its initial underlier level: $1,000 + ($1,000 × the maturity date premium amount);
• if the final underlier level of each underlier is greater than or equal to its trigger buffer level but the final underlier level of any underlier is less than its initial underlier level: $1,000; or
• if the final underlier level of any underlier is less than its trigger buffer level:
$1,000 + ($1,000 × the lesser performing underlier return)
Underliers:

the Russell 2000® Index (current Bloomberg symbol: “RTY Index”), the EURO STOXX 50® Index (current Bloomberg symbol: “SX5E Index”) and the State Street® Utilities Select Sector SPDR® ETF (current Bloomberg symbol: “XLU UP Equity”)

Underlying index:	with respect to the State Street® Utilities Select Sector SPDR® ETF, the index tracked by such underlier
Trigger buffer level:	for each underlier, 60% of its initial underlier level
Maturity date premium amount:	71.25%
Initial underlier level:

3,007.858 with respect to the Russell 2000® Index, 6,267.53 with respect to the EURO STOXX 50® Index and $45.85 with respect to the State Street® Utilities Select Sector SPDR® ETF. The initial underlier level of each underlier is an intra-day level or the closing level of such underlier on the trade date

Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date*
Underlier return:	with respect to an underlier: (its final underlier level - its initial underlier level) ÷ its initial underlier level
Lesser performing underlier return:	the underlier return of the lesser performing underlier (the underlier with the lowest underlier return)
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40054RZS3 / US40054RZS39

* subject to adjustment as described in the accompanying general terms supplement

Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$952 per $1,000 face amount, which is less than the original issue price. The additional amount is $6.75 and the additional amount end date is September 24, 2026. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount	4.125% of the face amount[1]	95.875% of the face amount

1 See "Supplemental Plan of Distribution; Conflicts of Interest" for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 25,349 dated June 25, 2026.

Key Terms (continued)
Trade date:	June 25, 2026
Original issue date:	June 30, 2026
Determination date:	June 25, 2031*
Stated maturity date:	July 2, 2031*

Call observation dates*	Call payment dates*	Call premium amount
June 25, 2027	July 2, 2027	14.25%
September 27, 2027	October 4, 2027	17.8125%
December 27, 2027	January 3, 2028	21.375%
March 27, 2028	April 3, 2028	24.9375%
June 26, 2028	July 3, 2028	28.5%
September 25, 2028	October 2, 2028	32.0625%
December 27, 2028	January 4, 2029	35.625%
March 26, 2029	April 2, 2029	39.1875%
June 25, 2029	July 2, 2029	42.75%
September 25, 2029	October 2, 2029	46.3125%
December 27, 2029	January 4, 2030	49.875%
March 25, 2030	April 1, 2030	53.4375%
June 25, 2030	July 2, 2030	57%
September 25, 2030	October 2, 2030	60.5625%
December 27, 2030	January 6, 2031	64.125%
March 25, 2031	April 1, 2031	67.6875%

* subject to adjustment as described in the accompanying general terms supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• General terms supplement no. 17,745 dated January 20, 2026
• Underlier supplement (ETFs) no. 3 dated May 4, 2026
• Underlier supplement no. 49 dated June 24, 2026
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing levels of the underliers on a call observation date could have on the amount payable, if any, on the related call payment date and (ii) the impact that the various hypothetical closing levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing levels of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Call premium amount	with respect to a call payment date, the applicable call premium amount
Maturity date premium amount	71.25%
Trigger buffer level	with respect to each underlier, 60% of its initial underlier level

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled call observation date or the originally scheduled determination date

No change in or affecting any underlier, any underlier stock, any policy of the applicable underlier investment advisor or any method by which the applicable underlier sponsor calculates its underlier or the sponsor of the applicable underlier’s underlying index calculates its underlying index

Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier levels on any call observation date or the determination date, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Amount in Cash Payable on a Call Payment Date

The examples below show the hypothetical amounts that we would pay on a call payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier was greater than or equal to its initial underlier level on the applicable call observation date. While there are more than two potential call payment dates with respect to your notes, the examples below only illustrate the amount you will receive, if any, on the first and second call payment date.

Your notes are automatically called on the first call observation date. If, for example, the closing level of each underlier was determined to be 120% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the corresponding call payment date would be 114.25% of the face amount of your notes or $1,142.50 for each $1,000 of the face amount of your notes.

Your notes are not automatically called on the first call observation date and are automatically called on the second call observation date. If, for example, the closing level of each underlier was determined to be 120% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the corresponding call payment date would be 117.8125% of the face amount of your notes or $1,178.125 for each $1,000 of the face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Its Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	171.250%
167.000%	171.250%
133.000%	171.250%
100.000%	171.250%
99.999%	100.000%
87.000%	100.000%
73.000%	100.000%
60.000%	100.000%
59.999%	59.999%
45.000%	45.000%
30.000%	30.000%
15.000%	15.000%
0.000%	0.000%

As shown in the table above, if the notes have not been automatically called on a call observation date:
•
If the final underlier level of the lesser performing underlier were determined to be 15.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 15.000% of the face amount of your notes.

○
As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 85.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

•
If the final underlier level of the lesser performing underlier were determined to be 200.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 171.250% of each $1,000 face amount of your notes.

○
As a result, if you held your notes to the stated maturity date, the cash settlement amount would be capped, and you would not benefit from any increase in the final underlier level of the lesser performing underlier over its initial underlier level.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks (i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier). You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying general terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.
You May Lose Your Entire Investment

Assuming your notes are not automatically called, if the final underlier level of any underlier is less than its trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier

While a decrease in the final underlier level of the lesser performing underlier to its trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than its trigger buffer level will result in a loss of a significant portion of the face amount of the notes despite only a small change in the level of the lesser performing underlier.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. The overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped

Even if the closing level of each underlier on a call observation date exceeds its initial underlier level, causing the notes to be automatically called on such day, you will not benefit from the increases in the closing levels of the underliers above their initial underlier levels on the call observation date. If your notes are automatically called on a call observation date, the payment you will receive for each $1,000 face amount of your notes on the corresponding call payment date will depend on the applicable call premium amount and is capped due to such call premium amount. In addition, the cash settlement amount you may receive on the stated maturity date is capped due to the maturity date premium amount.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level. Therefore, the term for your notes may be significantly reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

If the notes are not automatically called, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of any other underlier, even if there is an increase in the level of any other underlier.

You Have No Shareholder Rights or Rights to Receive Any Shares of an Underlier or Any Underlier Stock, as Applicable

Investing in your notes will not make you a holder of any shares of an underlier or the underlier stocks, as applicable. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier or the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlier or the underlier stocks or any other rights of a holder of any shares of an underlier or the underlier stocks, as applicable. Payments on your notes will be made in cash and you will have no right to receive delivery of any shares of the underlier or any underlier stocks, as applicable.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the levels of the underliers;
• the volatility — i.e., the frequency and magnitude of changes — in the closing levels of the underliers;
• the dividend rates of the underlier stocks;
•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing levels of the underliers;

• interest rates and yield rates in the market;

• the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

Additional Risks Related to the EURO STOXX 50® Index
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The value of your notes is linked to one or more underliers that are comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks, including with respect to liquidity and volatility. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets.

Additional Risks Related to the State Street® Utilities Select Sector SPDR® ETF
The Policies of the Underlier’s Investment Advisor and the Sponsor of the Underlier’s Underlying Index Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor may from time to time make policy decisions, judgments and changes regarding the underlier, including with respect to the calculation of the underlier, securities in the underlier and the manner in which changes affecting its underlying index are reflected in the underlier. These changes could affect the market price of the shares of the underlier and, therefore, the amount payable on your notes and their market value. In certain cases, the calculation agent — initially, GS&Co. — may determine the closing level of the underlier on a relevant date (and thus the amount payable on your notes, if any) in a manner, in its sole discretion, it considers appropriate.

In addition, the sponsor of the underlier’s underlying index owns the underlying index and is responsible for the design and maintenance of the underlying index. Similar actions by the sponsor of the underlier’s underlying index could affect the level of the underlying index and, consequently, the market price of the shares of the underlier and, therefore, the amount payable on your notes and their market value.

The Underlier and Its Underlying Index Are Different and the Performance of the Underlier May Not Correlate With the Performance of Its Underlying Index

The underlier may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. Therefore, while the performance of the underlier is generally linked to the performance of its underlying index, the performance of the underlier is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with its underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of the underlier’s performance from that of its underlying index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and its underlying index. Finally, because the shares of the underlier are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of such underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of its underlying index. Consequently, the return on the notes will not be the same as investing directly in its underlying index or in its underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of its underlying index.

The State Street® Utilities Select Sector SPDR® ETF Is Concentrated in the Utilities Sector and Does Not Provide Diversified Exposure

The State Street® Utilities Select Sector SPDR® ETF is not diversified. The State Street® Utilities Select Sector SPDR® ETF’s assets are concentrated in the utilities sector, which means the State Street® Utilities Select Sector SPDR® ETF is more likely to be more adversely affected by any negative performance of the utilities sector than an underlier that has more diversified holdings across a number of sectors. Utility companies are affected by supply and demand, operating costs, government regulations, environmental factors, liabilities for environmental damage and general civil liabilities, and rate caps or rate changes. Although rate changes of a regulated utility usually fluctuate in approximate correlation with financing costs, due to political and regulatory factors rate changes ordinarily occur only following a delay after the changes in financing costs. This factor will tend to favorably affect a regulated utility company’s earnings and dividends in times of decreasing costs, but conversely, will tend to adversely affect earnings and dividends when costs are rising. The value of regulated utility equity securities may tend to have an inverse relationship to the movement of interest rates. Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. In addition, natural disasters, terrorist attacks, government intervention or other factors may render a utility company’s equipment unusable or obsolete and negatively impact profitability.

Among the risks that may affect utility companies are the following: risks of increases in fuel and other operating costs; the high cost of borrowing to finance capital construction during inflationary periods; restrictions on operations and increased costs and delays associated with compliance with environmental and nuclear safety regulations; and the difficulties involved in obtaining natural gas for resale or fuel for generating electricity at reasonable prices. Other risks include those related to the construction and operation of nuclear power plants, the effects of energy conservation and the effects of regulatory changes.

Risks Related to Tax
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion of income in respect of your notes.

Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to all or a portion of your notes. If all or a portion of your notes were subject to the constructive ownership rules, then all or a portion of any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

THE UNDERLIERS

Russell 2000® Index

The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.” The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For more details about the Russell 2000® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Russell 2000® Index” in the accompanying underlier supplement.

The Russell 2000® Index is a trademark of FTSE Russell (“Russell”) and has been licensed for use by GS Finance Corp. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

EURO STOXX 50® Index

The EURO STOXX 50® Index is a free-float market capitalization-weighted index of 50 European blue-chip stocks. The 50 stocks included in the EURO STOXX 50® Index are allocated to one of the following Eurozone countries based on their country of incorporation, primary listing and largest trading volume: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

For more details about the EURO STOXX 50® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” in the accompanying underlier supplement.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors“), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

State Street® Utilities Select Sector SPDR® ETF
The shares of the State Street® Utilities Select Sector SPDR® ETF (the “underlier”) are issued by the Select Sector SPDR® Trust (the “trust”), a registered investment company.
•
The underlier is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Utilities Select Sector Index (the “index”). The index includes companies in the S&P 500® Index that have been identified as Utilities companies by the Global Industry Classification Standard, including securities of companies from the following industries: electric utilities; water utilities; multi-utilities; independent power and renewable electricity producers; and gas utilities. The S&P 500® Index is a broad-based securities market index that includes common stocks of approximately 500 companies from a number of sectors representing a significant portion of the market value of all stocks publicly traded in the United States.

•
The return on your notes is linked to the performance of the underlier, and not to that of the index on which the underlier is based. The performance of the underlier may significantly diverge from that of its index.

• The underlier’s investment advisor is SSGA Funds Management, Inc.
• The underlier’s shares trade on the NYSE Arca under the ticker symbol “XLU”.
• The trust’s SEC CIK Number is 0001064641.
• The underlier’s inception date was December 16, 1998.
Effective December 1, 2025, the underlier changed its name from Utilities Select Sector SPDR® Fund to State Street® Utilities Select Sector SPDR® ETF.
Where Information About the Underlier Can Be Obtained

Information filed by the trust with the U.S. Securities and Exchange Commission (“SEC”) electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is sec.gov. Information filed with the SEC by the trust, including its reports to shareholders, can be located by referencing its CIK number referred to above.

In addition, information regarding the underlier (including its fees, top ten holdings and weights, sector weights and country weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the underlier’s website. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the trust with the SEC.
We Obtained the Information About the Underlier From the Trust’s Publicly Available Information

This pricing supplement relates only to your note and does not relate to the underlier. We have derived all information about the underlier in this pricing supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the underlier in connection with the offering of your note. Furthermore, we do not know whether all events occurring before the date of this pricing supplement – including events that would affect the accuracy or completeness of the publicly available documents referred to above and the trading prices of shares of the underlier – have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the underlier could affect the value you will receive at maturity and, therefore, the market value of your note.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.

We or any of our affiliates may currently or from time to time engage in business with the trust, including making loans to or equity investments in the trust or providing advisory services to the trust, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the trust and, in addition, one or more of our affiliates may publish research reports about the underlier. As an investor in a note, you should undertake such independent investigation of the trust as in your judgment is appropriate to make an informed decision with respect to an investment in a note.

Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of each underlier between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical levels of an underlier as an indication of the future performance of that underlier.

The graphs below show the daily historical closing levels of each underlier from January 4, 2021 through June 25, 2026. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification. Although the official closing levels of the Russell 2000® Index are published to six decimal places by the underlier sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

Historical Performance of the Russell 2000® Index

Historical Performance of the EURO STOXX 50® Index

The daily historical closing levels for the State Street® Utilities Select Sector SPDR® ETF in the graph below have been adjusted for a 2-for-1 stock split that became effective before the market open on December 5, 2025.

Historical Performance of the State Street® Utilities Select Sector SPDR® ETF

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. You will be obligated pursuant to the terms of the notes - in the absence of a change in law, an administrative determination or a judicial ruling to the contrary - to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying general terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to all or a portion of your notes. If all or a portion of your notes were subject to the constructive ownership rules, then all or a portion of any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Notwithstanding the foregoing, since the appropriate U.S. federal income tax characterization and treatment of your notes are uncertain, it is possible that the Internal Revenue Service could assert a different characterization and treatment than that described immediately above. In this case, the timing and character of income, gain or loss recognized with respect to your notes could substantially differ from that described above.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for non-United States holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. Non-United States holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 4.125% of the face amount. GS&Co. may pay a referral fee of 0.5% from the concession to another dealer in connection with its marketing efforts related to the offered notes. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering and a fee to an unaffiliated broker-dealer on behalf of a distribution participant for providing certain electronic platform services in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 27, 2025, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 27, 2025.